Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

Hines Global REIT II, Inc.
Supplement No. 3 dated September 22, 2016
To the Prospectus dated August 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 24, 2016 and Supplement No. 2, dated September 1, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to provide an update regarding amendments to the distribution reinvestment plan and the share redemption program; and

B.	to update Appendix C to the Prospectus, effective October 31, 2016.

A. Update regarding Amendments to the Distribution Reinvestment Plan and the Share Redemption Program

The following updates the sections of the prospectus titled “Prospectus Summary-Description of Capital Stock-Distribution Reinvestment Plan” and “-Share Redemption Program” on pages 32-33 of the Prospectus and “Description of Capital Stock-Share Redemption Program” on pages 201-203 of the Prospectus and “-Distribution Reinvestment Plan” on pages 206-207 of the Prospectus, as well as similar disclosure throughout the Prospectus concerning the distribution reinvestment plan and the share redemption program.

Distribution Reinvestment Plan

On September 15, 2016, our board of directors approved and adopted the Fifth Amended and Restated Distribution Reinvestment Plan, or the Amended DRP. We amended the price at which additional shares of the same class may be purchased pursuant to the distribution reinvestment plan to a price equal to the estimated per share NAV of the Class A Shares and the Class T shares, respectively, most recently disclosed by us in a public filing with the SEC. The Amended DRP will supersede and replace our current distribution reinvestment plan, effective as of October 31, 2016. In April 2016, we disclosed that our board of directors had unanimously approved an estimated per share NAV of our common stock of $9.03, based on the number of shares issued and outstanding as of February 29, 2016. We anticipate that we will next disclose an estimated per share NAV by April 2017. Therefore, until we disclose a new estimated per share NAV, the new offering price under the Amended DRP for both Class A Shares and Class T Shares will be $9.03 per share. Accordingly, since the Amended DRP takes effect on October 31, 2016, the new offering price under the Amended DRP will first be applied to distributions declared for the month of October 2016, which will be reinvested on November 1, 2016 and distributions declared for September 2016 will be reinvested at the current distribution reinvestment plan prices of $9.46 per Class A Share and $9.08 per Class T Share, respectively.

Share Redemption Program

Additionally, on September 15, 2016, our board of directors approved and adopted the Amended and Restated Share Redemption Program, or the Amended SRP, which will take effect on October 31, 2016. The Amended SRP will continue to provide eligible stockholders with limited, interim liquidity by enabling them to present for redemption all or a portion of their Class A Shares or Class T Shares and was amended solely to reflect new redemption pricing effective as of October 31, 2016. Subject to the limitations of the Amended SRP and the special pricing applicable to redemptions in connection with the death or disability of a stockholder, shares redeemed under the Amended SRP will be redeemed at a price equal to the estimated per share NAV applicable to the class of shares being redeemed and most recently disclosed by us in a public filing with the SEC. Shares that are redeemed in connection with the death or disability of a stockholder will be redeemed at a price equal to the price paid to acquire such shares from us; provided, that, the redemption price cannot exceed the then-current offering price and, as described below, the redemption price will be reduced as necessary to be equal to then-current offering price for such class of shares.

During the period of any public offering, the redemption price per share that a stockholder will be eligible to receive under the Amended SRP will be equal to or less than the price of the share offered in the relevant offering. If we are engaged in a public offering and the redemption price calculated in accordance with the terms of the Amended SRP would result in a price that is higher than the then-current public offering price of our common shares, then the redemption price, including the redemption price for death and disability redemptions, will be reduced and will be equal to the then-current public offering price of such class of common stock. As described above, we disclosed an estimated per share NAV of our common stock of $9.03 in April 2016. Therefore, until we disclose a new estimated per share NAV (which we anticipate will happen by April 2017), the new redemption price under the Amended SRP for both Class A Shares and Class T Shares will be $9.03 per share. Accordingly, since the Amended SRP takes effect on October 31, 2016, the new redemption price of $9.03 per share will first be applied with respect to shares tendered for redemption during October 2016, excluding any shares tendered for redemption in connection with the death or disability of a stockholder. Any shares tendered for redemption in connection with the death or disability of a stockholder will continue to be redeemed at a price equal to the price paid to acquire such shares from us, subject to the limitations noted above. Any shares tendered for redemption during September 2016 that are redeemed by us will be redeemed in accordance with the pricing and terms of our current share redemption program.

Our board of directors, in its sole discretion, may determine at any time to modify the Amended SRP to redeem shares at a price that is higher or lower than the then current redemption price, which may result in a new redemption price that is higher or lower than the price paid for the shares by the redeeming stockholder. In addition, as was the case before the share redemption program was amended, there are limitations on stockholders’ ability to have their shares of our common stock redeemed pursuant to the Amended SRP. For a stockholder’s shares to be eligible for redemption in a given month, we must receive a written notice from the stockholder or from an authorized representative of the stockholder at least five business days before the end of the applicable month. If our board of directors determines to materially amend, suspend or terminate the Amended SRP, we will provide stockholders with 30 days’ prior notice. Any notice of the material amendment, suspension or termination of the Amended SRP will be provided by us in a Current Report on Form 8-K filed with the SEC.

Any estimated per share NAV approved by our board of directors in the future may be higher or lower than the most recently disclosed estimated per share NAV of $9.03, which would cause the offering price under the Amended DRP and the redemption price under the Amended SRP to increase or decrease accordingly. The prices under the Amended DRP and the Amended SRP, as well as the estimated per share NAV are not a representation, warranty or guarantee that (i) a stockholder would be able to realize such per share amounts if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to such per share amounts upon our liquidation or sale; (iii) shares of our common stock would trade at such per share amounts on a national securities exchange; or (iv) a third party would offer such per share amounts in an arm’s-length transaction to purchase all or substantially all of our shares of common stock.
B. Update to Appendix C to the Prospectus, Effective as of October 31, 2016
Effective as of October 31, 2016, the Fifth Amended and Restated Distribution Reinvestment Plan included as Appendix C to this Supplement will supersede and replace the Fourth Amended and Restated Distribution Reinvestment Plan presently included as Appendix C to the Prospectus.

Appendix C

HINES GLOBAL REIT II, INC.
FIFTH AMENDED AND RESTATED
DISTRIBUTION REINVESTMENT PLAN
Effective as of October 31, 2016

Hines Global REIT II, Inc., a Maryland Corporation (the “Company”), has adopted the following Distribution Reinvestment Plan (the “DRP”). Capitalized terms shall have the same meaning as set forth in the Company’s Charter (the “Articles”) unless otherwise defined herein.
1. Distribution Reinvestment. As an agent for the stockholders (“Stockholders”) of the Company who purchase shares of the Company’s common stock (the “Shares”) pursuant to an offering by the Company (“Offering”), and who elect to participate in the DRP (the “Participants”), the Company will apply all cash distributions, other than Designated Special Distributions (as defined below), (“Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the DRP, to the purchase of the Shares for such Participants directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence. The Shares purchased pursuant to the DRP shall be of the same Share class as the Shares with respect to which the Participant is receiving cash distributions to be reinvested through DRP. As used in the DRP, the term “Designated Special Distributions” shall mean those cash or other distributions designated as Designated Special Distributions by the Board of Directors.
2. Procedure for Participation. Any Stockholder who owns Shares and who has received a prospectus, as contained in the Company’s Registration Statement filed with the Securities and Exchange Commission (the “Commission”), may elect to become a Participant by completing and executing a subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company from time to time. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that Distributions are paid by the Company. We request that if, at any time prior to the listing of the Shares on a national securities exchange, a Participant does not meet the minimum income and net worth standards established for making an investment in the Company or can no longer make the other representations or warranties set forth in the subscription agreement or other applicable enrollment form, he or she will promptly so notify the Company in writing.
Participation in the DRP shall continue until such participation is terminated in writing by the Participant pursuant to Section 7 below. If the DRP transaction involves Shares which are registered with the Commission in a future registration or the Board of Directors elects to change the purchase price to be paid for Shares issued pursuant to the DRP, the Company shall make available to all Participants the prospectus as contained in the Company’s Registration Statement filed with the Commission with respect to such future registration or provide public notification to all Participants of such change in the purchase price of Shares issued pursuant to the DRP. If, after a price change, a Participant does not desire to continue to participate in the DRP, he should exercise his right to terminate his participation pursuant to the provisions of Section 7 below.
3. Purchase of Shares. Participants will acquire DRP Shares from the Company at a price equal to the estimated per share net asset value applicable to the class of DRP Shares being acquired by the Participant and most recently announced by the Company in a public filing with the Commission on or before the date such DRP Shares are issued. Participants in the DRP may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire DRP Shares to the extent that any such purchase would cause such Participant to violate any provision in the Articles.
Shares to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) the DRP Shares which are being registered with the Commission in connection with the Offering, (b) Shares to be registered with the Commission after the Offering for use in the DRP (a “Future Registration”), or (c) Shares of the Company’s common stock purchased by the Company for the DRP in a secondary market (if available) or on a securities exchange (if listed) (collectively, the “Secondary Market”). Shares purchased on the Secondary Market as set forth in (c) above will be purchased at the then-prevailing market price, which price will be utilized for purposes of purchases of Shares in the DRP. Shares acquired by the Company on the Secondary Market will have a price per share equal to the then-prevailing market price, which shall equal the price on the securities exchange, or over-the-counter market on which such shares are listed at the date of purchase if such shares are then listed. If Shares are not so listed, the Board of Directors of the Company will determine the price at which Shares will be issued under the DRP.
If the Company acquires Shares in the Secondary Market for use in the DRP, the Company shall use reasonable efforts to acquire Shares for use in the DRP at the lowest price then reasonably available. However, the Company does not in any respect

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guarantee or warrant that the Shares so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in the Secondary Market or to complete a Future Registration for Shares to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.
4. Share Certificates. The ownership of the Shares purchased through the DRP will be in book-entry form only.
5. Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide or cause to be provided to each Stockholder an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Distributions and amounts of Distributions paid during the prior fiscal year. In addition, the Company shall provide or cause to be provided to each Participant a confirmation at least once every calendar quarter showing the number of Shares owned by such Participant at the beginning of the covered period, the amount of the Distributions paid in the covered period and the number of Shares owned at the end of the covered period.
6. Commissions. The Company will not pay any selling commissions or Dealer Manager fees in connection with Shares sold pursuant to the DRP.
7. Termination by Participant. A Participant may terminate participation in the DRP at any time, upon 10 days’ written notice, without penalty by delivering to the Company a written notice of such termination. Any such withdrawal will be effective only with respect to distributions paid more than 30 days after receipt of such written notice. Prior to listing of the Shares on a national securities exchange, any transfer of Shares by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Shares. Upon the Company’s receipt of a request for redemption from a Participant, the Company will terminate the Participant’s participation in the DRP. Upon termination of DRP participation, future Distributions, if any, will be distributed to the Stockholder in cash.
8. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes which may be payable as a result of those Distributions and their reinvestment in Shares pursuant to the terms of the DRP.
9. Amendment or Termination of DRP by the Company. The Board of Directors of the Company may by majority vote amend, suspend or terminate the DRP for any reason upon 10 days’ notice to the Participants, which notice shall be provided by the Company to the Participants in a Current Report on Form 8-K publicly filed with the Commission; provided, however, the Board of Directors may not amend the DRP to eliminate the right of a Participant to terminate participation in the DRP at least annually.
10. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Shares are purchased or sold for Participant’s account.

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